SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number: 0-16730

                             Cusip Number: 553570102

                           NOTIFICATION OF LATE FILING

(Check One):

|_|Form 10-K    |_| Form 11-K     |_| Form 20-F    |X|Form 10-Q    |_| Form 10-D

For Period Ended:  March 31, 2007

|_| Form N-SAR     |_| Form N-CSR


|_| Transition Report on Form 10-K       |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F       |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K
         For Period Ended:  N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
N/A

                                     PART I
                             REGISTRANT INFORMATION

                          MSGI Security Solutions, Inc.
                            (Full name of registrant)

              Former name if applicable: Media Services Group, Inc.

                               575 Madison Avenue

                               New York, NY 10022
                     (Address of principal executive office)

                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]         (a)    The reason described in reasonable detail in Part III
                   of this form could not be eliminated without unreasonable effort or expense;
            (b)    The subject annual report, semi-annual report,
                   transition report on Form 10-K, Form 20-F, Form 11-K,
                   Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
            (c)    The accountant's statement or other exhibit required by
                   Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, 10-D N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within The prescribed time period.

Information necessary for the filing of the Form 10-QSB for the period ended March 31, 2007 could not be gathered and reviewed within the prescribed time period without unreasonable effort and expense due to the Company's most recent transactions subsequent to the period end, which the company wishes to adequately and properly disclose, as such, in the pending filing.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

Richard J. Mitchell III                 (917)                     339-7134
-----------------------                 -----                     --------
    (Name)                           (Area Code)             (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the small business filer was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 |X| Yes  [ ] No


      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [ ]Yes   |X|No


      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                          MSGI Security Solutions, Inc.
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  May 16, 2007                       By: /s/ Richard J. Mitchell III
       ------------                           -------------------------------
                                              Name:  Richard J. Mitchell III
                                              Title: Chief Accounting Officer